September 18, 2008

Gary Todd
Senior Review Accountant
United States Securities And Exchange Commission
Division of Corporation Finance
450 Fifth Street N. W.
Washington, D.C.
20549-0306

Re:	Carthew Bay Technologies Inc.
Form 20-F for the fiscal year ended December 31, 2007
Filed June 23, 2008
File No. 000-31481

Dear Mr. Todd,

We are in receipt of your letter dated August 22, 2008 with respect to questions that you have regarding the 20-F filing fro Carthew Bay Technologies for the fiscal year ended December 31, 2007.

Question #1, #2 & #3. - Controls & Procedures, page 56

Management has preformed an assessment of internal controls over financial reporting as of December 31, 2007 and Section 15 of the 20-F has been corrected to reflect this. There was a typographical error with respect to the dates within Section 15 of the 20-F. This has been corrected and re-filed on September 18, 2008.

Question #4.

Canadian GAAP does not prescribe discontinued operations reporting in the particular circumstances described in our filing.

The CICA Handbook, in Section 3475 paragraph 28 prescribes discontinued operations reporting for “a component of an enterprise that comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the enterprise”. We do not view this as being applicable to our circumstances where 100% of our operations (as opposed to a component of the enterprise) were sold off in a single transaction. Because all the operations and cash flows of the business of the company were sold, there were no components to distinguish between when looking at the operations and cash flows. The company effectively became a “shell” with no active business as a result of the sale. This is not, in our view, a situation where Canadian GAAP would require discontinued operations disclosure.

As a precedent example, we are attaching a copy of the audited financial statements for the years ended December 31, 2007 and 2006 of Option-NFA Inc., a Canadian Reporting Issuer with a similar situation (as described in Note 1, Nature of Operations). The company has reported the transaction in accordance with Canadian GAAP and we note that their reporting is consistent with ours.

Question #5. - Note 11, Convertible Debentures, page 31

Carthew Bay Technologies (Formerly Astris Energi) sold substantially all of its assets as of July 31, 2007 to MKU Canada Inc. As part of the asset sale, the purchaser had previously acquired the convertible debentures outstanding and as part of the sale, the debentures were “forgiven.” This formed part of the purchase price of the assets as the price paid for the assets included physical property, intellectual property, as well as the amount outstanding and owed for the convertible debentures. The purchaser had also advanced funds to continue the operations to closing and as the overall purchase price was about $6.0 M, Carthew Bay received a net amount of cash of slightly over $3.0 M after the debts were “forgiven.”

Question #6. - Exhibit 13.1

The 20-F filed on June 23, 2008 was missing the CFO’s Section 906 certification. This was an oversight and has been corrected with the re-filing of the 20-F on September 18, 2008.

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Brian D. Clewes
Brian D. Clewes
Chief Financial Officer

Consolidated Financial Statements of

OPTION-NFA INC.

Years ended December 31, 2007 and 2006

AUDITORS’ REPORT

To the Shareholders of
Option-NFA Inc.

We have audited the consolidated balance sheets of Option-NFA Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

May 30, 2008

OPTION-NFA INC.
Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Accounts receivable	$-	$2,034,285
Inventories (note 5)	-	2,541,100
Prepaid expenses and deposits	-	452,783
	-	5,028,168
Property and equipment (note 6)	-	321,003
Deferred development costs	-	207,917
	$-	$5,557,088

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 8)	$-	$4,517,444
Accounts payable and accrued liabilities	19,535	995,998
Current portion of amounts due to related parties (note 9)	27,511	25,991
Current portion of capital lease obligation (note 10)	-	16,932
	47,046	5,556,365
Due to related parties (note 9)	172,489	174,009
Capital lease obligation (note 10)	-	28,779
	219,535	5,759,153

Shareholders' deficiency:
Share capital (note 11)	2,598,939	2,598,939
Deficit	(2,818,474)	(2,801,004)
	(219,535)	(202,065)
	$-	$5,557,088

Approved on behalf of the Board:

/s / “Steve Dewar”	Director

/s / “Blair Murdoch”	Director

OPTION-NFA INC.
Consolidated Statements of Operations, Comprehensive Loss and Deficit

Years ended December 31, 2007 and 2006

	2007	2006

Sales	$3,127,420	$7,281,967
Cost of goods sold	2,869,328	6,309,340
	258,092	972,627
Selling expenses	824,863	1,047,172

General and administrative expenses	1,100,960	1,278,227

Interest expense	244,715	419,651

Amortization	72,158	91,996

Loss before gain on sale of business operations and write-off of
clothing design costs and trademarks	(1,984,604)	(1,864,419)

Gain on sale of business operations (Note 4)	2,611,679	-

Clothing design costs written-off (Note 7)	(644,545)	-

Trademarks written-off (Note 7)	-	(28,943)

Net loss and comprehensive loss	(17,470)	(1,893,362)

Deficit, beginning of year	(2,801,004)	(907,642)

Deficit, end of year	$(2,818,474)	$(2,801,004)

Loss per share	$(0 .00)	$(0.17)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:	11,207,361	11,207,361

OPTION-NFA INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006

Cash provided by (used in)

Operating:
Net loss	$(17,470)	$(1,893,362)
Items not involving cash:
Deferred development costs	102,917	8,864
Amortization	72,158	91,996
Gain on sale of business operations	(2,611,679)	-
Write-off of clothing design costs	644,545	-
Write-off of trademarks	-	28,943
	(1,809,529)	(1,763,559)
Changes in non-cash working capital:
Accounts receivable	1,079,410	1,269,053
Inventories	23,662	1,318,307
Prepaid expenses and deposits	277,152	(38,966)
Accounts payable and accrued liabilities	(662,238)	(167,731)
	(1,091,543)	617,104
Investing:
Trademarks	-	(3,558)

Financing:
Reduction in bank indebtedness	(882,775)	(598,219)
Reduction in capital lease obligation	(16,932)	(15,327)
Advances from shareholder (Note 4)	1,991,250	-
	1,091,543	(613,546)
Change in cash	-	-

Cash, beginning and end of year	$-	$-

Supplementary information:
Cash paid for interest	$284,719	$339,651
Cash paid for income taxes	$-	$-

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 1 Nature of Operations

The Company was incorporated under the Alberta Business Corporations Act on July 9, 1999 and was continued under the Business Corporations Act of British Columbia. The Company is publicly traded on the NEX board of the TSX Venture Exchange. Its principal business activity has been the manufacturing and sale of snowboards and clothing. On December 30, 2007, the Company sold the business and all related assets and liabilities (see Note 4).

At December 31, 2007 the Company had no active business or assets and had liabilities consisting of shareholder loans and accrued interest. Management is pursuing other business opportunities for the Company. However, there can be no assurance that it will be able to successfully acquire or enter into another business. Any such acquisition or business activities will be subject to acceptance for filing by regulatory authorities.

Note 2 Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared on a consolidated basis in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Option Snowboards Inc., NFA Board Gear Inc., and White-Elephant Inc. All intercompany transactions and balances have been eliminated on consolidation.

Revenue Recognition

The Company recognizes revenue on the sale of snowboards and clothing when the goods are shipped and title has passed to the customer and when collection is reasonably assured.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. Cost includes the cost of materials, and in the case of finished goods, direct labour and the applicable share of manufacturing overhead.

Property and Equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the asset at the following annual rates:

Leasehold improvements	-	10% to 20%	straight-line
Shop equipment	-	20% to30%	declining balance
Office furniture and equipment	-	20%	declining balance
Computer equipment	-	30%	declining balance
Computer software	-	100%	declining balance
Trade show equipment	-	60 months	straight- line

In the year of acquisition, the Company records amortization at 50% of the annual amortization.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 2 Significant Accounting Policies (continued)

Property and Equipment (continued)

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Deferred Development Costs

Development costs relating to specific snowboard and clothing designs which have a clearly defined future market are deferred. Snowboard design costs and clothing design costs are expensed to operations on a straight-line basis over one year.

Trademarks

Trademarks are not subject to amortization and are tested for impairment annually, or more frequently if changes in circumstances indicate the trademarks might be impaired. The amount of impairment, if any, is determined by assessing recoverability based on expected future cash flows. Any impairment in the carrying value is charged to earnings in the year incurred.

Translation of Foreign Currencies

Monetary assets and liabilities which are denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange prevailing on the transaction dates. Foreign exchange gains and losses arising on translation are included in determining current earnings.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.

Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recorded if realization is considered more likely than not.

Earnings (Loss) Per Share

The Company uses the "treasury stock method" in computing earnings per share. Under this method, basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2007 and 2006, the existence of options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 2 Significant Accounting Policies (continued)

Stock-based Compensation Plans

The Company has a stock option plan which is described in Note 12. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

Financial Instruments

The Company's financial instruments consist of accounts payable and amounts due to related parties. The carrying values of accounts payable approximate their fair value due to their short maturities. The carrying value of amounts due to related parties approximates their fair value based upon current rates available to the Company for similar debt with similar terms.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its other financial instruments and that their fair values approximate their carrying values, except where separately disclosed.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of estimates include the valuation of inventory, doubtful accounts receivable, and future income taxes. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Note 3 Changes in accounting policy and recent accounting pronouncements

Changes in accounting policies

Effective January 1, 2007, the Company adopted new Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive Income", CICA 3051 “Investments” and CICA 3251 "Equity". The new Handbook Sections establish standards governing the recognition and measurement of financial instruments, when and how hedge accounting may be applied, and the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Under these new standards, all financial instruments are included on the consolidated balance sheet and are measured either at their fair value or, in limited circumstances, at cost or amortized cost.

The Company has designated its financial instruments to categories as follows:

Accounts payable	Other financial liabilities
Due to related parties	Other financial liabilities

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 3 Changes in accounting policy and recent accounting pronouncements

Accounting changes

Effective January 1, 2007, the Company adopted the CICA Handbook section 1506, "Accounting Changes", permitting accounting policy changes only in the event a change is made within a primary source of GAAP, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless impracticable. Any prior period errors identified also require retroactive application. The revised standards did not impact deficit or financial position.

Adoption of these new standards did not result in any adjustments as of January 1, 2007. The adoption of these standards has not been retrospectively applied to the Company’s 2007 consolidated financial statements presented for comparative purposes.

Recent accounting pronouncements

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, “Inventories”. Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, “Financial Instruments - Disclosure” and Section 3863, “Financial Instruments - Presentation” which replace Section 3861, “Financial Instruments - Disclosure and Presentation”. Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company’s financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 4 Sale of Business Operations

On April 23, 2007 the Company agreed to sell its business operations, including all the assets of the Company, Option Snowboards Inc. and NFA Board Gear Inc. (the “Subsidiaries”), except for the shares of the Subsidiaries and intercompany receivables, for $1 and the assumption by the Purchaser (see below) of all liabilities of the Company and Subsidiaries, except for amounts due to certain other shareholders and related accrued interest and intercompany payables.

The purchaser was Option Snowboards (2007) Inc. (the “Purchaser”), a corporation wholly owned and controlled by a Director and Officer of the Company. The transaction completed on December 30, 2007.

The Purchaser agreed to provide the Company’s banker with the assurances required in order for the bank to consent to the transaction and release the Company and Subsidiaries from their obligations to the bank. The Purchaser also agreed to indemnify the Company from all claims in respect of the liabilities assumed.

The gain on sale of business operations is made up as follows:

$
Liabilities assumed:

Bank indebtedness	3,634,669
Accounts payable	314,226
Capital lease obligation	28,779
Amount due to Purchaser	1,991,250
5,968,924

Less: Assets acquired:

Accounts receivable	954,875
Inventory	1,872,893
Prepaid expenses and deposits	175,631
Property and equipment	248,846
Deferred development costs	105,000
3,357,245
2,611,679

Note 5 Inventories

	2007	2006
	$	$
Finished goods	-	2,065,791
Raw materials	-	475,309
	-	2,541,100

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 6 Property and Equipment

	Cost $	2007 Accumulated Amortization $	Net $	Cost $	2006 Accumulated Amortization $	Net $

Leasehold Improvements	-	-	-	305,961	272,534	33,427
Office Furniture and Equipment	-	-	-	101,995	75,106	26,889
Shop Equipment	-	-	-	866,606	648,429	218,177
Computer Equipment	-	-	-	224,599	187,115	37,484
Computer Software	-	-	-	55,718	55,718	-
Trade Show Equipment	-	-	-	60,161	55,135	5,026
	-	-	-	1,615,040	1,294,037	321,003

Shop equipment includes equipment under capital lease having a recorded cost of $Nil (2006: $61,998) and accumulated amortization of $Nil (2006: $14,466).

Note 7 Write-off of clothing design costs and trademarks

In 2006 and 2007 the Company incurred aggregate costs of $644,545 relating to the design of its 2007 NFA clothing products. Management subsequently abandoned production of these clothing products and wrote-off the design costs incurred.

In 2006 the Company wrote-off its trademarks, in the amount of $28,943.

Note 8 Bank Indebtedness

Bank indebtedness consisted of an operating loan bearing interest at the bank’s prime rate plus 1.15% per annum, repayable on demand, and secured by a general security agreement, personal guarantees of three directors in the amount of $4,800,000, and assignments of insurance. The maximum amount available under the operating loan was $6,600,000, including up to $1,400,000 in letters of credit.

The personal guarantees of certain directors are secured by a general security agreement in second priority to the general security agreement registered to the bank.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 9 Due to Related Parties

Amounts due to directors, shareholders and companies they control bear interest at 10% per annum, are unsecured, and are due on demand. The long-term portion represents amounts for which the parties have agreed not to demand repayment within the next fiscal year.

Note 10 Capital Lease Obligation

Future minimum payments and the obligation due under a capital lease are as follows:

	2007	2006
	$	$

2007	-	20,741
2008	-	20,741
2009	-	10,370
	-	51,852

Less amounts representing interest, at 10% per annum	-	(6,141)

	-	45,711
Less amounts due within one year	-	(16,932)

	-	28,779

Note 11 Share Capital

Authorized and issued share capital

Authorized:	Unlimited number of common shares, without par value
Unlimited number of preferred shares, without par value,
issuable in one or more series

Issued and outstanding:

	Number of	Amount
	Common Shares	$

Balance, December 31, 2006 and December 31, 2007	11,207,361	2,598,939

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 12 Stock Option Plan

During the 1999 fiscal year, the Company established a stock option plan for its directors, officers, employees, consultants, and affiliates. The aggregate number of common shares that may be reserved for issuance pursuant to options shall not exceed 10% of the number of common shares issued and outstanding. The Board of Directors shall fix the vesting date in respect of each grant of options.

A summary of the change in the Company's stock option plan for the years ended December 31, 2007 and 2006 is presented below:

	2007		2006

		Weighted		Weighted
	Number of	average	Number of	average
	stock	exercise	stock	exercise
	options	price	options	price
		$		$
Outstanding, beginning of the year	200,000	0.33	200,000	0.33
Granted	-	-	-	-
Expired	(200,000)	(0 .33)	-	-

Outstanding, end of the year	-	-	200,000	0.33

Note 13 Non-Cash Transactions

During the years ended December 31, 2007 and December 31, 2006, the Company did not enter into any non-cash transactions.

Note 14 Future Income Taxes

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2007	2006

Canadian statutory income tax rate	34.12%	34.12%

Income tax expense (recovery) at statutory rate	$(5,970)	$(646,015)
Increase (decrease) resulting from:
Permanent differences	(529,748)	-
Rate reduction	302,686	-
Unrecognized tax losses expired	13,160	-
Valuation allowance	219,872	646,015
Income tax expense (recovery)	$-	$-

Income tax recovery attributable to income from operations was $nil for the year ended December 31, 2007 (2006 - $nil).

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 14 Future Income Taxes

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006

Canadian statutory income tax rate	26.00%	34.12%

	$	$
Loss carryforwards	978,655	1,076,466
Other	5,485	-
Property and equipment	-	(10,657)
Deferred development costs	-	(70,941)
Valuation allowance	(984,140)	(994,868)
	-	-

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has non-capital losses of $3,764,000 (2006 - $3,156,000) available to reduce future taxable income. The non-capital losses expire as follows:

Year	$
2008	30,000
2009	53,000
2010	2,000
2014	67,000
2015	88,000
2026	2,188,000
2027	1,336,000

The application of non-capital losses against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

Note 15 Related Party Transactions and Balances

During the year ended December 31, 2007, the Company incurred directors’ fees of $nil (2006: $nil) and paid loan guarantee fees to directors in the amount of $nil (2006: $80,000). The Company has issued security to the directors for their guarantees, as described in Note 8. The directors’ loan guarantee fees incurred during the year ended December 31, 2006 of $60,000 were forgiven by the directors during the year ended December 31, 2007.

On December 30, 2007 the Company completed the sale of its business operations and assets to a Director and Officer of the Company as described in Note 4.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $nil (2006: $60,000) due to directors.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 15 Related Party Transactions and Balances (continued)

In 2007 the Director and Officer of the Company who purchased the Company’s business operations advanced a total of $1,991,250 to the Company. This debt was assumed by the Purchaser as described in Note 4.

The Company is indebted to certain other related parties as described in Note 9.

Note 16 Contingent Liabilities

As explained in Note 4 all the Company’s liabilities, with the exception of amounts due to shareholders and related accrued interest, were assumed by the purchaser of the Company’s business operations on December 30, 2007.

At December 31, 2007 the Company is, and will continue to be until the obligations are settled, contingently liable for the bank indebtedness, accounts payable and accrued expenses and capital lease payments referred to in Note 4. The Company is also liable for an operating lease for premises which expires August 31, 2009. The aggregate payments to the end of the lease term are $245,308.

Note 17 Segmented Information

The Company operates as two reportable segments, "Option" and "NFA". Option primarily manufactures and sells snowboards and accessories, while NFA sells clothing.

Reportable Segments

Segmented information for the year ended December 31, 2007 and 2006 is as follows:

December 31, 2007	Option	NFA	Head Office	Total

Sales	2,980,042	147,378	-	3,127,420
Gross margin	411,928	(153,840)	-	258,088
Amortization	66,355	5,803	-	72,158
Interest expense	-	-	244,715	244,715
Selling and administrative expenses	-	-	1,925,823	1,925,823
Net earnings (loss) before taxes	345,580	(159,646)	(203,404)	(17,470)
Capital expenditures	-	-	-	-
Total assets	-	-	-	-

December 31, 2006	Option	NFA	Head Office	Total

Sales	5,056,391	2,225,576	-	7,281,967
Gross margin	940,533	32,094	-	972,627
Amortization	84,540	7,456	-	91,996
Interest expense	-	-	419,651	419,651
Selling and administrative expenses	-	-	2,325,399	2,325,399
Net earnings (loss) before taxes	855,993	24,638	(2,773,993)	(1,893,362)
Capital expenditures	-	-	-	-
Total assets	3,527,591	2,029,497	-	5,557,088

Selling and administrative expenses are not allocated to each segment.

OPTION-NFA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

Note 17 Segmented Information (continued)

Geographical Information

December 31, 2007	Option	NFA	Total

Sales in Canada	1,327,316	45,277	1,372,593
Sales outside of Canada	1,652,726	102,101	1,754,827
Total sales	$2,980,042	$147,378	$3,127,420

December 31, 2006	Option	NFA	Total

Sales in Canada	2,293,363	799,573	3,092,936
Sales outside of Canada	2,763,028	1,426,003	4,189,031
Total sales	$5,056,391	$2,225,576	$7,281,967